James M. Rosel
                               1507 Falcon Ledge
                              Austin, Texas 78746
                              Home: (512) 306-1416
                              Work: (512) 445-6606

                                        April 1, 1996

VIA FACSIMILE 215/569-0216

Mr. James G. Wiles
Attorney at Law
Two Penn Center Plaza
1500 JFK Boulevard, Suite 200
Philadelphia, PA 19102

Dear Mr. Wiles:

     I hereby resign as a director of Stansbury, effective immediately. I also resign from the "Committee."

     My reasons for resignation are many, the principal one being the unreasonable refusal by three of the board members to accept the offer of $500,000 in finance by Asia Pacific, with no alternate finance in place and in the face of mounting debts and mortgages in default. The last straw was the inconsiderate behavior in canceling the long-standing March 25 Board Meeting at the absolute last moment, not even giving final consideration to the Asia Pacific proposal. The proposal was subsequently withdrawn. This attractive offer would have allowed the company to move forward tremendously.

     Secondly, you and Mr. Sanford have continued to operate as if on behalf of the company, but without authority of the Board. I remain extremely concerned about security sales by your clients that may well not be proper. I have no knowledge of or control over these activities, even after repeated demands for reports on this activity and requests that it cease unless determined to be proper and approved by the full Board. You have failed to provide a legal opinion on these sales in spite of my written requests. You and Don are undertaking many other activities in the name of Stansbury that are not being disclosed, much less approved.

     After attracting an able CEO to the company, Mike LaFleur, and helping to obtain the Asia Pacific offer, both of which have been ignored and refused of late, I can no longer help the company. Board members who have no mining knowledge or expertise, along

Mr. James G. Wiles
April 1, 1996

with yourself, are trying to run the company. The interests of all the shareholders are no longer being represented, and the mining property is now much less likely to be developed.

     I demand that this resignation letter be reported in full in an 8-K filing by Stansbury to be made as soon as possible.

                                        Very truly yours,



                                        /s/ James M. Rosel
                                        --------------------------------------
                                        James M. Rosel


cc:  Board of Directors






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